Filed by: Iberdrola, S.A.

Pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14d-2 of the Securities

Exchange Act of 1934

Subject Company: Scottish Power plc

Exchange Act File Number: 001-14676

Date: December 13, 2006

13 December 2006	PRESS release

The company’s CEO today held a meeting with 650 employees in the Bilbao Euskalduna Centre

IGNACIO GALÁN: “THE AMICABLE TRANSACTION BETWEEN IBERDROLA AND SCOTTISHPOWER WILL BE BENEFICIAL FOR THE WORKERS OF BOTH COMPANIES”

•     During the meeting, held for the fifth year running, Galán highlighted the fact that the project “represents a new milestone in the history of IBERDROLA” and “has been made possible thanks to the growth and value created by all of us over the last five years”

“The integration of ScottishPower in IBERDROLA will basically be beneficial for the workers of both companies”, Ignacio Galán, CEO of the company, declared during today’s meeting with 650 employees in the Bilbao Euskalduna Centre.

Along these lines, Galán pointed out that, “the resulting group will offer us new opportunities and great possibilities for professional development on all the markets on which we are present, adding a new dimension and boost to training to ensure that the company’s growth focuses on the growth of the individuals on which it is based”.

During the meeting, which was held for the fifth year running and was followed live over the company’s intranet by approximately 1200 employees, the CEO of IBERDROLA explained that, “belonging to a business group of this size will provide us with a level of stability and occupational safety even higher than the one we have at present, ensuring the continuity of our growth project”.

Ignacio Galán also made mention of the fact that the proposed transaction with ScottishPower “represents a new milestone in the more than 100 years of IBERDROLA’s history and has been made possible thanks to the growth and value created by all of us over the last five years”.

Similarly, the CEO referred to the fact that IBERDROLA has more than fulfilled the objectives it set in its Strategic Plan 2002-2006, increasing the power installed and the production of electricity by 80%, the energy distributed by 40% and the supply quality in Spain by 30%.

Galán also declared that the integration of ScottishPower in IBERDROLA will enable, among other things, “an increase in the company’s size, generating more value for all its shareholders, turning us into a leading enterprise in the energy sector with a more balanced business portfolio at the fore of the wind energy sector on a world scale. It will also provide access to new opportunities for long-term growth”.

New Strategic Plan 2007-2009

Ignacio Galán referred to the integration with ScottishPower as part of IBERDROLA’s new strategic plan 2007-2009, which was presented on 4 October last and, besides continuing with the company’s organic growth, also takes in inorganic growth.

Accordingly, the CEO explained, the transaction, which reinforces the company’s commitment to its shareholders, customers, individuals and society in general, complies with all the strategic and financial criteria laid down by IBERDROLA: it is to be carried out in a country whose energy market is deregulated and with an enterprise that integrates generation, distribution and commercialisation activities and the results will have a positive effect on both profits and cash flow to maintain financial soundness.

During the meeting, Galán put forward the guidelines for the Strategic Plan 2007-2009, “a plan by people for people”, which continues along the lines of the successful strategy of five years ago. This new plan includes the start-up of a new investment cycle, which is to include the allocation of €9000 million (+20% in comparison with the previous three-year period) as a commitment to the basic energy business both in our country and abroad.

Of the total, 37% will be used for the renewable energy business, while the deregulated and regulated businesses in Spain and the Latin American business will represent approximately 20% each. International investments will be given increasing significance, rising from just over 25% during the 2001-2006 period to almost 40% over the next three years.

➢	Communications Department

IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval with respect to the proposed acquisition by Iberdrola S.A. of ScottishPower plc. (the “Acquisition”), nor shall there be any purchase, sale or exchange of securities or such solicitation in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.

If and when Iberdrola S.A. commences the Acquisition for the ordinary shares of ScottishPower plc and the Acquisition is implemented by way of a scheme of arrangement under the U.K. Companies Act 1985, as amended (the “Scheme”), any securities of Iberdrola S.A. will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof, and ScottishPower plc will furnish the acquisition document to the SEC under cover of a Form 6-K. If and when Iberdrola S.A. determines to commence the Acquisition by way of a takeover offer under The City Code on Takeovers and Mergers of the United Kingdom (the “Offer”) rather than the Scheme, Iberdrola S.A. will, to the extent that the shares issued in connection with the proposed Acquisition are required to be registered in the United States, file a registration statement on Form F-4, which will include a prospectus, with the United States Securities and Exchange Commission (“SEC”). Investors are strongly advised to read the documents that will be made available to them, including the registration statement and prospectus, if and when available, and any other relevant documents made available to them and/or the SEC or other applicable regulatory authorities, as well as any amendments or supplements to those documents, because they will contain important information regarding Iberdrola S.A., ScottishPower plc, the Acquisition and any Offer. ScottishPower plc shareholders should also read the related solicitation/recommendation statement on Schedule 14D-9 that may be filed with the SEC by ScottishPower plc relating to the Acquisition. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person.

The shares to be issued in connection with the proposed Acquisition may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about ScottishPower plc and Iberdrola S.A. and their combined businesses after completion of the proposed Acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of ScottishPower plc and Iberdrola S.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ScottishPower plc and Iberdrola S.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of ScottishPower plc and Iberdrola S.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by ScottishPower plc and Iberdrola S.A. to the Comisión Nacional del Mercado de Valores and under “Risk Factors” in the annual report on Form 20-F for the year ended March 31, 2006 filed by ScottishPower plc with the SEC on June 30, 2006. Except as required by applicable law, neither ScottishPower plc nor Iberdrola S.A. undertakes any obligation to update any forward-looking information or statements.